May 3, 2021 Via EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attention: Abby Adams

Re:	Chembio Diagnostics, Inc. Registration Statement on Form S-3 Filed March 15, 2021 File No. 333-254261 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Chembio Diagnostics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-254261) (the “Registration Statement”), so that it may become effective at 5:00 p.m. Eastern time on May 5, 2021, or as soon thereafter as practicable.

Please do not hesitate to contact our legal counsel, Mark L. Johnson, at (617) 261-3260, if you have any questions or would like additional information regarding this matter.

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Sincerely,

Chembio Diagnostics, Inc.

By:	/s/Neil A. Goldman
Neil A. Goldman
Executive Vice President, Chief Financial Officer

cc:	Mark L. Johnson, K&L Gates LLP Bella Zaslavsky, K&L Gates LLP